Exhibit 7

This share exchange is made for the securities of a Japanese company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

February 3, 2016

Notice Regarding the Change of Representative Director and Title Changes of Representative Directors

  The Board of Directors of FamilyMart Co., Ltd. (“FamilyMart”) today resolved the change of Representative Director and title changes of Representative Directors.

1. Reason of Change of Representative Director and Title Changes of Representative Directors

  To further reinforce the management structure of FamilyMart, which is scheduled to change the company name to FamilyMart UNY Holdings Co., Ltd. as of September 1, 2016, and maximize and promptly realize the effect of the integration, based on the announcement that FamilyMart and UNY Group Holdings Co., Ltd. (“UNY Group Holdings”) entered into an agreement concerning the management integration of the two companies.

2. Name and Title of New Representative Director

Name	New Title	Current Title
Norio Sako	Representative Director and Executive Vice President	Representative Director and President of UNY Group Holdings

3. Career Summary of New Representative Director

Name (Date of Birth)	Titles Held	Shares Held
Norio Sako (July 16, 1957)	March 1980 May 2008 May 2011 May 2012 February 2013 March 2015

Joined UNY Co., Ltd.

(Current UNY Group Holdings)

Director

Managing Director

Senior Managing Director

Director

Representative Director and President of UNY Co., Ltd. (Present)

Representative Director and President of UNY Group Holdings (Present)

– Shares

4. Scheduled Date of Official Assumption of Position as New Representative Director

September 1, 2016

5. Title Changes of Representative Directors (scheduled for September 1, 2016)

Name	New Title	Current Title
Junji Ueda	Representative Director and President	Representative Director, Chairman and Chief Executive Officer
Isamu Nakayama	Representative Director and Executive Vice President	Representative Director and President